

August 15, 2024

Roger Byrd
General Counsel, Secretary & Senior Vice President
Eastman Kodak Company
343 State Street
Rochester, New York 14650

      Re: Eastman Kodak Company
            Registration Statement on Form S-3
            Filed August 8, 2024
            File No. 333-281403

Dear Roger Byrd:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Robert Augustin at 202-551-8483 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Industrial Applications and Services